UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-07914

NOTIFICATION OF LATE FILING

  ☒Form 10-K          ☐ Form 11-K          ☐ Form 20-F          Form 10-Q          Form N-SAR

For Period Ended: March 31, 2008

     ☐ Transition Report on Form 10-K                                                                                     ☐ Transition Report on Form 10-Q
      ☐ Transition Report on Form 20-F                                                                                     ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant                                                                 Basic Earth Science Systems, Inc.
Former name if applicable
Address of principal executive office                                              633 17th Street, Suite 1645
City, state and zip code                                                                      Denver, Colorado 80202

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and
(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

    Despite diligent efforts, the work necessary to complete the Company’s preparation of its financial statements, including the prior year financial restatements as described below, could not be completed without unreasonable expense and effort in sufficient time to permit the filing of its Annual Report on Form 10-KSB for the year ended March 31, 2008 on the scheduled due date of June 30, 2008.

    As described in the Company’s Current Report on Form 8-K filed on June 25, 2008, the Company identified errors in calculating the GAAP cost basis of its oil and gas properties in determining deferred tax liability for fiscal years ended March 31, 2007 and 2006 under SFAS 109 – Accounting for Income Taxes. These corrections will require restatement of the Company’s previously issued financial statements for the fiscal years ended March 31, 2007 and March 31, 2006, as well as restated interim financial information for both fiscal years. The Company expects to provide restated financial statements for the fiscal years 2007 and 2006 in its upcoming Annual Report on Form 10-KSB for the year ended March 31, 2008.

    The Company expects that it will be able to complete the work described above in time for it to file its 2008 Annual Report on Form 10-KSB on or prior to the reporting deadline provided by such extension.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                        Ray Singleton                                                (303)  296-3076
                               (Name)                                            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).                 ☒Yes     ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒Yes      ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company current estimate, which is subject to change, for the three months ended March 31, 2008, is: revenues increased 27% to $1,958,000 from $1,536,000 for the fourth quarter of 2008, and net income was $234,000, or $0.01 per diluted share. This compares with net income of $614,000, or $0.04 per diluted share, for the fourth quarter of the prior year.

    The Company’s current estimate, which is subject to change, for the twelve months ended March 31, 2008 is: revenues increased 4% to $7,447,000 from $7,167,000 in 2008, and net income was $1,763,000, or $0.10 per diluted share. This compares with net income of $2,055,000, or $0.12 per diluted share, for the prior year.

Basic Earth Science Systems, Inc.
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 30, 2008                                                           By: /s/ RAY SINGLETON
Name: Ray Singleton
                                Title:  Chief Executive Officer